Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31
	2009	2008	2007	2006	2005
	(in Millions, Except Ratios)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$310.0	$471.9	$195.3	$220.2	$196.6
Equity in (earnings) loss of affiliates	(2.3)	(3.1)	(2.5)	(2.3)	(70.6)
Interest expense and amortization of debt discount, fees and expenses	27.2	32.9	37.5	42.0	75.6
Amortization of capitalized interest	3.7	4.1	3.9	3.9	3.9
Interest included in rental expense	6.3	5.3	5.0	4.8	4.6

Total earnings	$344.9	$511.1	$239.2	$268.6	$210.1

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$27.2	$32.9	$37.5	$42.0	$75.6
Interest capitalized as part of fixed assets	3.8	5.7	4.2	3.7	3.8
Interest included in rental expense	6.3	5.3	5.0	4.8	4.6

Total fixed charges	$37.3	$43.9	$46.7	$50.5	$84.0

Ratio of earnings to fixed charges (1)(2)	9.2	11.6	5.1	5.3	2.5

(1)	In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes plus interest expense, amortization expense related to debt discounts, fees and expenses, amortization of capitalized interest, interest included in rental expenses (assumed to be one-third of rent) and Equity in (earnings) loss of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses.
(2)	As of the date for which information is presented in the above table, no preferred stock was issued and outstanding. Accordingly, no separate calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends is presented.